Exhibit 99.1

Autohome Inc. Announces Unaudited Third Quarter Ended September 30, 2019 Financial Results

Established Dividend Policy of Recurring Annual Cash Dividend Pay-outs

BEIJING, November 5, 2019 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights1

•	Net Revenues in the third quarter of 2019 were RMB2,170.2 million ($303.6 million), an increase of 14.9% year-over-year.

•

Mobile Traffic Leadership Continues: In September 2019, the total number of average daily active users who accessed the Company’s mobile websites, primary application and mini-apps reached 38.8 million, representing an increase of 38% compared to September 2018, and further solidifying the Company’s dominant position in China’s auto vertical sector.

•

Intelligent New Car Launch: Launched in June 2019, the Intelligent New Car Launch is a data product for automakers by leveraging the Company’s content and big data capabilities, aiming to improve the market awareness of newly launched car models. By the end of September, eight automakers have signed up for this new service.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “Autohome delivered solid results amidst a challenging operating climate with revenue totaling RMB2.17 billion. In the third quarter, we strived to bring users enriched content and offered them more value. Road trip related content attracted attentions from both automakers and auto fans. Data business sustained its momentum as we saw strong demand from customers for our newly launched data products, which demonstrated our leading position in this space. Furthermore, our prudent overseas business expansion is well on track. All these developments demonstrate that Autohome as a first mover, consistently improves and diversifies its offerings to capture opportunities for future growth.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “In the third quarter, Autohome maintained its solid growth with total revenue increasing by 14.9% year-over-year, driven by our resilient core business as well as robust new initiatives. With our strong balance sheet and abundant cash on hand, we believe we are well geared to make investments in strategic areas that will contribute to our long-term growth. In addition, given our strong cash position and ability to generate cash flow, our board of directors approved an annual cash dividend policy. The amount of the first dividend based on the policy will be announced after the disclosure of the fourth quarter 2019 results. This dividend plan showcases our confidence in the Company’s business and our firm commitment to our shareholders.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.1477 on September 30, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited Third Quarter 2019 Financial Results

Net Revenues

Net revenues in the third quarter of 2019 were RMB2,170.2 million ($303.6 million), compared to RMB1,888.4 million in the corresponding period of 2018.

•	Media services revenues were RMB924.5 million ($129.3 million), compared to RMB901.3 million in the corresponding period of 2018.

•

Leads generation services revenues were RMB828.8 million ($116.0 million), compared to RMB739.3 million in the corresponding period of 2018. The increase was primarily attributable to the increase in average revenue per paying dealer.

•

Online marketplace and others revenues increased by 68.2% to RMB416.9 million ($58.3 million) from RMB247.9 million in the corresponding period of 2018. The increase was primarily attributable to the increased contribution from data products.

Cost of Revenues

Cost of revenues was RMB247.1 million ($34.6 million), compared to RMB215.4 million in the corresponding period of 2018. In addition, cost of revenues included share-based compensation expenses of RMB4.6 million ($0.6 million) during the third quarter of 2019, compared to RMB4.3 million in the corresponding period of 2018.

Operating Expenses

Operating expenses were RMB1,426.1 million ($199.5 million) in the third quarter of 2019, compared to RMB1,074.0 million in the corresponding period of 2018. The increase was mainly due to increases in sales and marketing expenses and product development expenses, as the Company continued to invest in future growth opportunities.

•

Sales and marketing expenses were RMB955.7 million ($133.7 million) in the third quarter of 2019, compared to RMB676.5 million in the corresponding period of 2018. The increase was primarily due to the expenses related to the Company’s 818 Global Super Auto Show and increased execution expenses to support automakers and dealers. Sales and marketing expenses for the third quarter of 2019 included share-based compensation expenses of RMB13.4 million ($1.9 million), compared to RMB18.0 million in the corresponding period of 2018.

•

General and administrative expenses were RMB108.7 million ($15.2 million) in the third quarter of 2019, compared to RMB100.3 million in the corresponding period of 2018. General and administrative expenses for the third quarter of 2019 included share-based compensation expenses of RMB16.0 million ($2.2 million), compared to RMB12.8 million in the corresponding period of 2018.

•

Product development expenses were RMB361.7 million ($50.6 million) in the third quarter of 2019, compared to RMB297.3 million in the corresponding period of 2018. The increase was primarily due to an increase in staff cost related to product development. Product development expenses for the third quarter of 2019 included share-based compensation expenses of RMB23.6 million ($3.3 million), compared to RMB19.9 million in the corresponding period of 2018.

Operating Profit

Operating profit was RMB640.5 million ($89.6 million) in the third quarter of 2019, compared to RMB698.2 million in the corresponding period of 2018.

Income tax expense

Income tax expense was RMB119.5 million ($16.7 million) in the third quarter of 2019, compared to RMB150.7 million in the corresponding period of 2018.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB643.7 million ($90.1 million) in the third quarter of 2019, compared to RMB681.3 million in the corresponding period of 2018. Basic and diluted earnings per share/per ADS or “EPS” were RMB5.42 ($0.76) and RMB5.39 ($0.75), respectively, compared to basic and diluted EPS of RMB5.78 and RMB5.71, respectively, in the corresponding period of 2018.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc., excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB702.4 million ($98.3 million) in the third quarter of 2019, compared to RMB737.4 million in the corresponding period of 2018. Non-GAAP basic and diluted EPS were RMB5.92 ($0.83) and RMB5.88 ($0.82), respectively, compared to non-GAAP basic and diluted EPS of RMB6.26 and RMB6.18, respectively, in the corresponding period of 2018.

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had cash and cash equivalents and short-term investments of RMB11.18 billion ($1,563.8 million). Net cash provided by operating activities in the third quarter of 2019 was RMB393.3 million ($55.0 million).

Employees

The Company had 4,168 employees as of September 30, 2019.

Annual Dividend Policy

On November 4, 2019, the Company’s board of directors approved an annual cash dividend policy. Under the policy, starting from 2020, the Company will declare and distribute a recurring cash dividend at an amount equivalent to approximately 20% of the Company’s net income in the previous fiscal year. The Company expects to announce the dividend amount for fiscal year 2019 after the disclosure of the fourth quarter results of 2019. The determination to make dividend distributions and the exact amount of such distributions in any particular year will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the board of directors.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,255.0 million ($315.5 million) to RMB2,330.0 million ($326.0 million) in the fourth quarter of fiscal year 2019, representing a 3.1% to 6.5% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Tuesday, November 5, 2019 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	38669810#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 11, 2019:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319324007#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share data)

	For three months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	901,301	924,463	129,337
Leads generation services	739,270	828,803	115,954
Online marketplace and others	247,861	416,933	58,331

Total net revenues	1,888,432	2,170,199	303,622

Cost of revenues	(215,357)	(247,098)	(34,570)

Gross profit	1,673,075	1,923,101	269,052

Operating expenses:
Sales and marketing expenses	(676,509)	(955,712)	(133,709)
General and administrative expenses	(100,269)	(108,714)	(15,210)
Product development expenses	(297,259)	(361,687)	(50,602)

Total operating expenses	(1,074,037)	(1,426,113)	(199,521)

Other income, net	99,163	143,558	20,085

Operating profit	698,201	640,546	89,616

Interest income	102,132	124,008	17,349
Gain from equity method investments	30,419	127	18
Fair value change of other non-current assets	-	(1,416)	(198)

Income before income taxes	830,752	763,265	106,785

Income tax expense	(150,702)	(119,450)	(16,712)

Net income	680,050	643,815	90,073

Net loss/(income) attributable to noncontrolling interests	1,271	(110)	(15)
Net income attributable to Autohome Inc.	681,321	643,705	90,058

Earnings per share for ordinary shares
Basic	5.78	5.42	0.76
Diluted	5.71	5.39	0.75
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	117,835,866	118,733,086	118,733,086
Diluted	119,245,283	119,520,349	119,520,349

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	681,321	643,705	90,058
Plus: income tax expense	150,702	119,450	16,712
Plus: depreciation of property and equipment	22,538	27,053	3,785
Plus: amortization of intangible assets	2,904	2,917	408

EBITDA	857,465	793,125	110,963

Plus: share-based compensation expenses	54,956	57,589	8,057

Adjusted EBITDA	912,421	850,714	119,020

Net income attributable to Autohome Inc.	681,321	643,705	90,058
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	159
Plus: share-based compensation expenses	54,956	57,589	8,057

Adjusted net income attributable to Autohome Inc.	737,416	702,433	98,274

Non-GAAP earnings per share for ordinary shares
Basic	6.26	5.92	0.83
Diluted	6.18	5.88	0.82
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	117,835,866	118,733,086	118,733,086
Diluted	119,245,283	119,520,349	119,520,349

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET2

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	211,970	727,928	101,841
Short-term investments	9,849,488	10,449,656	1,461,961
Accounts and notes receivable, net	2,795,835	3,217,999	450,215
Amounts due from related parties, current	34,047	34,476	4,823
Prepaid expenses and other current assets	249,977	312,374	43,703

Total current assets	13,141,317	14,742,433	2,062,543

Non-current assets
Restricted cash, non-current	5,000	5,000	700
Property and equipment, net	170,198	209,610	29,326
Goodwill and intangible assets, net	1,543,682	1,534,932	214,745
Long-term investments	70,979	69,435	9,714
Deferred tax assets	90,179	161,406	22,582
Other non-current assets	734,846	904,733	126,577

Total non-current assets	2,614,884	2,885,116	403,644

Total assets	15,756,201	17,627,549	2,466,187

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,439,948	2,623,716	367,073
Advance from customers	75,017	82,471	11,538
Deferred revenue	1,510,726	608,064	85,071
Income tax payable	119,210	319,333	44,676
Amounts due to related parties	19,868	22,830	3,194

Total current liabilities	4,164,769	3,656,414	511,552

Non-current liabilities
Other liabilities	24,068	51,610	7,221
Deferred tax liabilities	455,921	449,710	62,917

Total non-current liabilities	479,989	501,320	70,138

Total liabilities	4,644,758	4,157,734	581,690

Equity
Total Autohome Inc. shareholders’ equity	11,135,278	13,493,091	1,887,753
Noncontrolling interests	(23,835)	(23,276)	(3,256)

Total equity	11,111,443	13,469,815	1,884,497

Total liabilities and equity	15,756,201	17,627,549	2,466,187

[2]

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. The Company adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use assets and lease liabilities for operating lease related to office buildings and internet data center (“IDC”) facilities. As of September 30, 2019, operating lease right-of-use assets (included in other non-current assets) of RMB112.0 million ($15.7 million), operating lease liabilities, current (included in accrued expenses and other payables) of RMB79.3 million ($11.1 million) and operating lease liabilities, non-current (included in other liabilities) of RMB29.2 million ($4.1 million) was recognized on the consolidated balance sheet.